

October 10, 2013

Via E-mail
Laurence Cranch, Esq.
General Counsel
AllianceBernstein L.P.
1345 Avenue of the Americas
New York, New York 10105

> **Re:** **AllianceBernstein L.P.**
> **Registration Statement on Form S-4**
> **Filed September 13, 2013**
> **File No. 333-191155**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 12, 2013**
> **File No. 0-29961**
>
> **AllianceBernstein Holding L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 12, 2013**
> **File No. 1-09818**

Dear Mr. Cranch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Form S-4

General

1. Please provide an updated consent from your independent registered public accounting firm in your next amendment.

2. Where we ask you to revise your future filings, in addition to this registration statement, please ensure to revise your related interim and annual reports as necessary.

This Proxy Statement/Prospectus Incorporates Additional Information

3. We note that you did not incorporate AllianceBernstein periodic reports by reference. Please clarify that the business and financial information referenced is limited to the exhibits that are incorporated by reference.

Employment Agreements, page 15

4. Please expand the discussion of the employment agreements with Mr. Phelps and Mr. Tierney and the separation agreement with Mr. Stewart to describe the material provisions of the agreements and clarify their roles in the combined company. The discussion should quantify Mr. Phelps and Mr. Tierney's base salaries and minimum total cash compensation for 2014, as well as any payments to Mr. Stewart. Similarly, revise the discussion of the "Interests of W.P. Stewart's Executive Officers and Directors in the Merger."

5. Additionally, file these agreements as exhibits to the registration statement.

Risk Factors, page 20

6. We note that you omitted the 10-K risk factor captioned "An impairment of goodwill may occur." Please tell us why you believe this is no longer a material risk.

AllianceBernstein may repurchase CVRs, page 21

7. Please explain why you believe this is a risk.

AllianceBernstein's ability to retain clients and increase AllianceBernstein's assets under management, page 24

8. Please identify the services that underperformed in absolute terms and relative to peers.

Cautionary Statement Regarding Forward-Looking Statements, page 37

9. The safe harbor for forward looking statements is not applicable to companies that are not subject to the reporting requirements of Section 13(a) or section 15(d) of the Securities Act of 1934. Please revise this discussion to clarify that the forward looking statements relating to W. P. Stewart do not fall within the meaning of the Private Securities Litigation Reform Act of 1995.

The Merger, page 185

10. Please revise the general description of the merger to include the AUM milestone rather than referring to the CVR agreement.

Background of the merger, page 185

11. Please provide copies of W.P Stewart's board books.

12. Please describe the terms of the proposed business transaction with the large investment advisory firm. Identify the firm or tell us why you believe the identity of the firm is not required. We note that W.P. Stewart's reasons for the merger presented on page 189 note that the board believed the merger was favorable to pursuing strategic alternatives given the potential rewards, risks and uncertainties associated with pursuing those potential alternatives. Please provide more detail about the alternative business transaction, including the potential rewards, risks and uncertainties.

13. We note your statement that in late March 2013 W.P. Stewart and AllianceBernstein began to discuss strategic alliances. Please explain how the discussions began, including who initiated the contact.

14. Please expand the discussion of the negotiations between AllianceBernstein and W.P. Stewart to describe all meetings, including the identity of all participants and the issues discussed. Your discussion should indicate the initial offer and how the proposed consideration changed throughout the negotiations. To the extent that Mr. Phelps and Mr. Tierney's employment agreements and Mr. Stewart's separation agreement were discussed, these discussions should be described.

W.P. Stewart's Reasons for the Merger; Recommendation of W.P. Stewart Board of Directors, page 189

15. Please confirm that the per share cash consideration discussion and premium calculation does not include the potential CVR payment.

Opinion of W.P. Stewart's Financial Advisor, page 192

16. We note your statements on page 193 and in the fairness opinion provided by Duff & Phelps in the paragraph beginning at the bottom of page D-3 that the fairness opinion is only intended to be used by the board. Please revise your disclosure to clarify that the investors have the right to rely on the fairness opinion. Alternatively, disclose the basis for Duff & Phelps' belief that shareholders cannot rely upon the opinion to support any claims against Duff & Phelps arising under applicable state law (e.g., the inclusion of an express disclaimer in Duff & Phelps' engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense.

In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Duff & Phelps would have no effect on the rights and responsibilities of either Duff & Phelps or the board of directors under the federal securities laws.

Selected Company Analysis, page 196

17. Please explain how the companies included in the analysis were selected. If other companies meeting the selection criteria were omitted, please disclose this information. Please provide similar information with respect to the selected M&A transaction analysis.

Interests of W.P. Stewart's Executive Officers and Directors in the Merger, page 201

18. The sixth bullet point appears to indicate that Michael Maquet's shares of restricted stock will be forfeited for no consideration and that they will be cancelled in exchange for the merger consideration. Please explain the apparent discrepancy.

Material United States Federal Income Tax Consequences of the Merger, page 203

19. We note your statement that you have included a discussion of "certain material" federal income tax consequences. Please confirm to us that the disclosure discusses all material tax consequences and revise the opening sentence as appropriate.

Certain Terms of the Merger Agreement, page 211

20. We note your statement that you describe "certain material terms of the merger agreement, the CVR agreement, and other transaction documents." Please confirm to us that the disclosure discusses all material terms of the agreements and documents and revise the opening sentence as appropriate.

Financial Statements for the Fiscal Year Ended December 31, 2012

Notes to the Consolidated Financial Statements, page F-8

Note 7 – Investments, page F-25

21. We note from your table provided and your disclosure on page F-26 that you provide seed capital to your investment teams to develop new products and services for your clients which you sponsor. We also note from your disclosure in Note 2 (page F-11, Variable Interest Entities) that you determined that all entities for which you are a sponsor and/or investment manager, other than your CDOs, qualify for the scope deferral

of ASU 2009-17 and that you will continue to assess for consolidation under prior accounting guidance for consolidation of variable interest entities (VIEs). In order to help us better understand your seed capital investments and the related accounting and consolidation policy, please address the following:

- Identify the types of seed capital products you offer and explain how you qualify for the scope deferral of ASU 2009-17.
- Expand your disclosure (i.e. within your Variable Interest Entities policy footnote (Note 2) and Critical Accounting Estimates (page 112) to describe how you evaluate whether to consolidate funds in accordance with ASC 810-10.
- Describe your typical investment in "seed capital" products, including private equity funds. For example, clarify whether your original investment typically represents the majority of the equity investment in the new product and how long you typically hold the majority of the investment.

Annex A, Agreement and Plan of Merger

22. Please supplementally provide us a list briefly identifying the contents of all the omitted company disclosure schedules to the merger agreement. Also, please re-file the merger agreement with a list identifying the contents of all omitted schedules. See Item 601(b)(2) of Regulation S-K.

Signatures, page II-6

23. Please revise your signature page to include the signature and title of your controller or principal accounting officer. Please refer to Instructions 1 and 2 under the Signatures section of Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michelle Miller at (202) 551-3368 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson at (202) 551-3331 with any questions you may have.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director